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DeFi Technologies Announces Investment in Volmex Finance, a Volatility Index Trading Platform

TORONTO, March 19, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI, GR: RMJR) is pleased to announce that it has finalized an investment in Volmex Finance, one of the first implementations of decentralized volatility index strategies.

DeFi Technologies is focused on providing public market investors with access to the rapid growth in decentralized finance. This new model for financial services enables transactions between different parties to be processed through distributed ledger technology, or blockchain, rather than be centralized through a traditional financial institution.

Volmex Finance is the leading volatility index platform in crypto. Volatility derivatives are a core pillar of modern finance, as they provide a cost-effective means for hedging market volatility risk. Volmex Finance brings volatility hedging to Ethereum, unlocking a myriad of new DeFi applications and building blocks.

“We are thrilled to partner with Wouter Witvoet and the DeFi Technologies team. The company shares our vision of an open decentralized financial system. DeFi Technologies is a financial markets pioneer, as the firm is one of the first publicly traded companies to invest in DeFi protocols and DeFi-related companies. We look forward to continuing to work closely with Wouter and the DeFi Technologies team.” says Cole Kennelly, founder of Volmex Finance.

Volmex Finance has recently finalized a financing round with participation from Three Arrows Capital, Alameda Research, Robot Ventures, CMS Holdings, Orthogonal Trading, IOSG Ventures, D64 Ventures, DeFi Technologies (NEO: DEFI), Fourth Revolution Capital, and Coral DeFi. Angel investors include Jiho Zirlin, Tyler Scott Ward, Christian Kaczmarczyk, Shiliang Tang, Suji Yan, and Avi Felman.

“We are excited to see the potential of new hedging DeFi protocols and what it will do to drive greater stability and adoption in the space. Volmex Finance is a leading solution with greater backers who will really help drive the use cases for everyday traders,” said Wouter Witvoet, Chief Executive Officer of DeFi Technologies.

About Volmex Finance:

Volmex Finance is a protocol for volatility indices and non-custodial trading built on Ethereum. https://volmex.finance
About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

https://defitechnologies.ca

For further information, please contact:

Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

Public Relations Veronica Welch VEW Media ronnie@vewpr.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the investment in Volmex Finance, the pursuit by DeFi Technologies of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information  is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this news release with respect to Volmex Finance was supplied by Volmex Finance for inclusion herein and DeFi Technologies has relied on the accuracy of such information without independent verification.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.